中信泰富有限公司

CITIC PACIFIC

BY COURIER

Exemption No. 82-5232

RECEIVED
2007 FEB 27 A 9:00
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Date : 22nd February, 2007

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corpora[redacted]
Room 3045 (stop 3-4)
Judiciary Plaza
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

07021360

SUPPL

Dear Sirs,

Re: CITIC Pacific Limited ("the Company")

For the purpose of continuing to claim exemption pursuant to Rule 12g 3-2(b) under the Securities Exchange Act of 1934, we hereby furnish to the Commission the information required by Rule 12g 3-2(b).

Set out in the annexure is a list of information, copies of which are enclosed herewith, that the Company since January 23, 2007 (i) made or was required to make public pursuant to the laws of Hong Kong (ii) filed or was required to file with the Stock Exchange of Hong Kong Limited (the "HKSE") on which the securities of the Company are traded and which was made public by the HKSE; and (iii) distributed or was required to distribute to the holders of the securities of the Company.

Also set forth therein in connection with each item is (i) the date on which the particular item was or is required to be made public, filed with the HKSE, or distributed and (ii) the entity requiring that item be made public, filed with the HKSE or distributed.

Please feel free to contact the undersigned should you have any question concerning the above.

Thank you for your attention.

Yours faithfully,
For and on behalf of
CITIC PACIFIC LIMITED

PROCESSED
MAR 02 2007
THOMSON FINANCIAL

Alice Tso
Company Secretary

Encls.
AT/ww/LTR-2799

CITIC Pacific Ltd 32/F CITIC Tower, 1 Tim Mei Avenue, Central, Hong Kong
Tel: 2820 2111 Fax: 2877 2771 www.citicpacific.com

Annexure

CITIC Pacific Limited

List of Information that the Company since January 23, 2007 (i) made or was required to make public pursuant to the laws of Hong Kong (ii) filed or was required to file with the Stock Exchange of Hong Kong Limited ("HKSE") on which the securities of the Company are traded and which was made public by the HKSE; and (iii) distributed or was required to distribute to the holders of the securities of the Company

1. Document : Announcement on construction contract with China Metallurgical Group Corp.
   Date : January 24, 2007
   Entity Requiring Item : HKSE (pursuant to the Rules Governing the Listing of Securities on the HKSE ("HKSE Listing Rules"))

2. Document : Announcement of Daye Special Steel Co., Ltd. ("Daye")(a subsidiary of CITIC Pacific Limited incorporated in the People's Republic of China) reminding the public about the undertakings of Hubei Xin Yegang Co., Ltd. to grant a put option in respect of the Daye Share Reform Plan offered by Hubei Xin Yegang Co., Ltd. *(only available in Chinese)*
   Date : January 26, 2007
   Entity Requiring Item : HKSE (pursuant to HKSE Listing Rules)

3. Document : Return of Allotments
   Date : January 29, 2007
   Entity Requiring Item : Hong Kong Companies Registry

4. Document : Announcement of Daye on informing the public that those Non-freely Transferable Shares subject to a lock up period of 12 months will be freely transferable on the Shenzhen Stock Exchange with effect from February 8, 2007 *(only available in Chinese)*
   Date : February 5, 2007
   Entity Requiring Item : HKSE (pursuant to HKSE Listing Rules)

5. Document : Announcement of Daye reminding the holders of Daye Freely Transferable Shares about the material losses resulting from their exercise of the put option offered by Hubei Xin Yegang Co., Ltd. *(only available in Chinese)*
   Date : February 8, 2007
   Entity Requiring Item : HKSE (pursuant to HKSE Listing Rules)

6. Document : Monthly Return on Movement of Listed Equity Securities
   Date : February 9, 2007
   Entity Requiring Item : HKSE (pursuant to HKSE Listing Rules)

7. Document : Announcement of Daye in respect of a second reminder to the holders of Daye Freely Transferable Shares about the material losses resulting from their exercise of the put option offered by Hubei Xin Yegang Co., Ltd. *(only available in Chinese)*
   Date : February 13, 2007
   Entity Requiring Item : HKSE (pursuant to HKSE Listing Rules)

 25th Jan, 2007 (Thu.)

CITIC PACIFIC

CITIC Pacific Limited
中信泰富有限公司

(Incorporated in Hong Kong with limited liability)

(Stock Code: 267)

ANNOUNCEMENT

This announcement is made pursuant to Rule 13.09 of the Listing Rules.

Reference is made to the announcement issued by CITIC Pacific Limited (the "Company") on 31 March 2006 (the "March 2006 Announcement") regarding, inter alia, the Acquisition of Mining Rights in Western Australia which constituted a major transaction for the Company. Terms defined in the March 2006 Announcement have the same meanings when used in this announcement. The Acquisition of Mining Rights was approved by a written shareholders' approval pursuant to Rule 14.44 of the Listing Rules.

The board of directors (the "Board") of the Company announces that on 24 January 2007, Sino Iron Pty Ltd (a wholly owned subsidiary of the Company, "Sino Iron") entered into a general construction contract (the "Contract") with China Metallurgical Group Corp. ("MCC") pursuant to which MCC shall be responsible for, amongst other things, the design, construction, installation and testing of certain infrastructure at the Mining Area. The contract sum for the work to be conducted by MCC is estimated to be US$1,106.15 million (approximately HK$8,630 million, the "Contract Sum").

INTRODUCTION

This announcement is made pursuant to Rule 13.09 of the Listing Rules.

Reference is made to the March 2006 Announcement regarding, inter alia, the Acquisition of Mining Rights in Western Australia which constituted a major transaction for the Company. The Acquisition of Mining Rights was approved by a written shareholders' approval pursuant to Rule 14.44 of the Listing Rules.

THE CONTRACT

Following the Acquisition of Mining Rights, the Company has been looking for appropriate professional companies to which Sino Iron will contract out the design, construction, installation and testing of the infrastructure at the Mining Area, including primary crusher, concentrator, pellet plant, material handling system, power plant, desalination plant, camp, workshops, offices, services and facilities and port materials handling facilities including the shiploader (the "Works").

On 24 January 2007, Sino Iron has entered into the Contract with MCC. Pursuant to the Contract, MCC shall be responsible for the procurement of mining equipment, design, construction and installation of primary crushing plant, concentrator, pellet plant, material handling system, camp and other auxiliary infrastructure facilities (the "Works to be conducted by MCC") at an amount not exceeding US$1,106.15 million (approximately HK$8,630 million). Sino Iron and MCC also agreed that the remaining Works (other than the Works to be conducted by MCC) shall be contracted out to third parties directly by Sino Iron (the "Third Party Contract(s)") and such Works shall be managed by MCC.

CONSIDERATION

The price for the Works to be conducted by MCC under the Contract is estimated to be US$1,106.15 million (approximately HK$8,630 million), which amount is capped and no increase to the Contract Sum can be made unless otherwise agreed by both parties. Sino Iron also agreed to pay 1% of the relevant price in respect of the Third Party Contract(s) (excluding any fee for training, interest, transportation, insurance and tax expenses) to MCC as management fee(s) (the "Management Fee(s)").

The Contract Sum and the Management Fee(s) have been arrived at after negotiations on an arm's length basis, taking into consideration the experience of MCC, the complexity of the Works and the terms of the Contract. The Contract Sum shall be payable in accordance with the progress of the Works settled on a monthly basis.

The Contract Sum forms part of the capital expenditure of the Project, which has been disclosed in the Company's circular dated 8 May 2006 and has been approved by shareholders of the Company as mentioned above.

COMPLETION DATE

The expected time required for the completion of all the Works to be conducted by MCC is approximately 3 years from the execution of the Contract. Based on the schedule set out in the Contract, the Project will be completed in stages and the first shipment of the products will be in early 2009.

REASONS FOR ENTERING INTO THE CONTRACT

The Board (including the non-executive directors of the Company) is of the view that the Contract is on normal commercial, fair and reasonable terms. It is essential that the Project shall have all the geological exploration, mining, processing, transportation, and infrastructure and auxiliary facilities as necessary for producing the products of required quantity and quality. The Board considers that the entering into of the Contract as being in the best interests of the Company and its shareholders as a whole.

INFORMATION ON MCC

MCC is an international construction company which has undertaken similar construction works for large scale iron ore projects in various countries including China, Brazil, Iran and Venezuela. MCC is chosen for this Project for their ability to (i) undertake, complete and manage the Works up to world-class standards in terms of construction and safety management, and (ii) comply with the relevant legal and technical requirements in Australia and the applicable industry standards for similar types of construction works in Australia.

GENERAL

To the best of the knowledge, information and belief of the directors of the Company having made all reasonable enquiries, MCC is a third party independent of the Company and none of MCC and its ultimate beneficial owners is a connected person (as defined in the Listing Rules) of the Company.

The Company is making this announcement to keep shareholders of the Company informed of the progress of the Project.

For illustration purpose, conversion of US$ to HK$ is based on the exchange rate of US$1 = HK$7.8.

By Order of the Board
CITIC Pacific Limited
Alice Tso Mun Wai
Company Secretary

Hong Kong, 24 January 2007

As at the date of this announcement, the executive directors of the Company are Messrs Larry Yung Chi Kin (Chairman), Henry Fan Hung Ling, Peter Lee Chung Hing, Carl Yung Ming Jie, Leslie Chang Li Hsien, Vernon Francis Moore, Li Shilin, Liu Jifu, Chau Chi Yin, Milton Law Ming To and Wang Ande; the non-executive directors of the Company are Messrs Willie Chang, André Desmarais, Chang Zhenming and Peter Kruyt (alternate director to Mr. André Desmarais); and the independent non-executive directors of the Company are Messrs Hamilton Ho Hau Hay, Alexander Reid Hamilton, Hansen Loh Chung Hon and Norman Ho Hau Chong.

CITIC PACIFIC

CITIC Pacific Limited
中信泰富有限公司

（於香港註冊成立的有限公司）

（股份代號：267）

此乃大冶特殊鋼股份有限公司登載於中華人民共和國深圳證券交易所關於湖北新冶鋼有限公司履行股權分置改革相關承諾的提示性公告。 大冶特殊鋼股份有限公司爲中信泰富有限公司的附屬公司。

证券代码：000708　　股票简称：大冶特钢　　公告编号：2007-002

大冶特殊钢股份有限公司
关于湖北新冶钢有限公司履行股权分置改革相关承诺的提示性公告

本公司及其董事会全体成员保证信息披露内容的真实、准确和完整，没有虚假记载、误导性陈述或重大遗漏

2006年1月26日，大冶特殊钢股份有限公司（以下简称公司）发布的股权分置改革方案的实施公告中，公司的第一大股东湖北新冶钢有限公司（以下简称新冶钢）承诺赋予流通股股东一项认沽权利如下：

在2007年2月6日当日交易结束后登记在册的公司全体股东，有权将其持有的全部无限售条件的流通股（合计不超过167,040,000股），在2007年2月7日至2007年3月8日（合计三十日）期间内的任何一个交易日内，以每股3.80元（以下如无特别指出，货币单位均指人民币）的价格出售给新冶钢。上述价格在公司实施现金分红、送股和公积金转增股本时作相应调整。

鉴于上述承诺的履行期限即将到来，为了按期履行股权分置改革的相关承诺，现将《湖北新冶钢有限公司关于大冶特殊钢股份有限公司人民币普通股股票认沽权利派发和行权说明书》全文予以公告。

公司董事会将继续按照相关规定，及时履行信息披露义务。

特此公告。

大冶特殊钢股份有限公司

董　事　会

2007 年 1 月 26 日

湖北新冶钢有限公司

关于大冶特殊钢股份有限公司人民币普通股股票

认沽权利的派发和行权说明书

发行人：湖北新冶钢有限公司

公告日期：2007 年1月26日

重要声明与提示

1、发行人湖北新冶钢有限公司保证认沽权利派发和行权说明书的真实性、准确性、完整性，不存在虚假记载、误导性陈述或重大遗漏。

2、深圳证券交易所对本认沽权利派发和行权说明书的内容概不负责，对其准确性和真实性不发表任何声明，并明确表示概不因本文件的全部或部分内容而产生或因依赖该等内容而引致的任何损失承担任何责任。

3、中国证券监督管理委员会、深圳证券交易所、其他政府机关对本次认沽权利派发和行权所做的任何决定或意见，均不表明其对本认沽权利标的证券的价值或投资者收益的实质性判断或保证。

4、本次派发的认沽权利不能上市交易，没有市场价格。在权利到期时，可能因为股票价格的波动而不具有任何价值。本次认沽权利派发及履约的相关事宜，请投资者仔细阅读本派发和行权说明书及大冶特殊钢股份有限公司股权分置改革说明书等公告文件。

5、本次认沽权利派发和行权说明书的最终解释权归湖北新冶钢有限公司所有，投资者可以通过中国证监会指定报刊《中国证券报》和巨潮网站（www.cninfo.com.cn）查阅本派发和行权说明书全文。

释义

在本派发和行权说明书中，除非文意另有所指，下列词语具有如下含义：

新冶钢、发行人	指湖北新冶钢有限公司
大冶特钢	指大冶特殊钢股份有限公司
有限售条件流通股股东、非流通股股东	指大冶特钢股权分置改革方案实施前后，持有大冶特钢尚未在交易所流通交易股份的股东；
无限售条件流通股股东、流通股股东	指持有大冶特钢尚在交易所流通交易股份的股东
认沽权利	指发行人本次向大冶特钢无限售条件的流通股股东派发的，以大冶特钢股票为标的证券，持有人有权在权利行权有效期内，按照约定的行权价格和行权比例向发行人出售大冶特钢股票的权利。
标的证券	指大冶特钢股票
行权比例	指1 份认沽权利有权出售大冶特钢1 股A 股股票
行权有效期	指大冶特钢股权分置改革认沽权利派发日后的一个月内， 即2007 年2月7 日至2007年3月8日
认沽权利派发股权登记日	指2007年2月6日，于该日在中国证券登记结算有限责任公司深圳分公司登记在册的无限售条件流通股股东有权获得新冶钢派发的认沽权利
中国证监会	指中国证券监督管理委员会
交易所、深交所	指深圳证券交易所
登记公司	指中国证券登记结算有限责任公司深圳分公司
元	指人民币元

一、认沽权利发行当事人

（一）发行人：湖北新冶钢有限公司

法定代表人：李松兴

办公地址：湖北省黄石市黄石大道316号

联系电话：0714-6297769

二、概要

（一）绪言

1、本认沽权利派发和行权说明书是根据《证券法》、《公司法》、《深圳证券交易所权利派发、上市操作指引》等有关法律法规和规定编制，旨在向大冶特钢无限售条件的流通股股东和投资者提供有关发行人及本次派发的认沽权利的基本情况。

2、本次认沽权利的派发是根据2006 年1 月12 日召开的大冶特钢股权分置改革相关股东会议审议通过的大冶特钢股权分置改革方案作出的。作为大冶特钢股权分置改革对价安排之一，发行人向股权分置改革方案实施股权登记日登记在册的大冶特钢全体无限售条件的流通股股东每1 股派发1份认沽权利。

3、本次派送的认沽权利总数为167,040,000 份，在大冶特钢股权分置改革方案实施之日起第十二个月最后一个交易日当日（2007年2月6日）结束后登记在册的全体股东，有权将其持有的全部无限售条件的流通股，在之后三十日内的任何一个交易日内，每持有1 份认沽权利的流通股股东有权以每股3.80 元的行权价格向新冶钢出售1 股股份。该认沽权利不单独上市交易，行权价格和行权比例将根据大冶特钢股票除权除息作相应调整。

4、认沽权利行权价3.80元大大低于大冶特钢股票目前市价，投资者行权的可能性极小。为保证认沽权利的到期兑付，发行人将根据有关要求，于2007年2月6日前，在中国证券登记结算有限责任公司深圳分公司银行帐户内存入126,950,400元（167,040,000×3.80×20%=126,950,400）的资金作为履约保证金。该等资金相当于全部履行认沽权义务所需资金的20%，并申请保管至认沽权利有效期届满之日后。

另外，新冶钢于2006年1 月3日获得中国建设银行股份有限公司黄石分行为新冶钢履行认沽权义务提供总额为507,801,600元的不可撤销连带责任担保，该等资金相当于全部履行认沽权义务所需资金的80%。

（二）认沽权利基本条款

1、权利证券代码：038009　　　　权利证券简称：冶钢XYP1

2、标的证券代码：000708　　　　标的证券简称：大冶特钢

3、发行人：湖北新冶钢有限公司

4、权利类别：备兑认沽权利

5、标的证券：大冶特钢股票

6、发行规模：167,040,000份

7、发行对象：于2007年2月6日收市后在中国证券登记结算有限责任公司深圳分公司登记在册的全体无限售条件的流通股股东

8、上市安排：不上市交易

9、发行方式：免费派发

10、权利存续期间： 2007 年2 月7日至2007 年3 月8 日

11、行权比例：为1：1，即每持有1 份认沽权利的流通股股东有权向湖北新冶钢有限公司出售1 股股份。

12、行权价格：3.8 元/股

13、行权期间： 认沽权利存续期间的任何一个交易日

14、结算方式：证券给付方式结算，即认沽权利的持有人行权时，应同时交付大冶特钢股票，以从新冶钢获得相应的行权价款。

15、履约资金：新冶钢已在证券监管部门指定的银行帐户内存入全部履行认沽权利所需资金的20%，即126,950,400元的资金作为保证金，并申请保管至认沽权利有效期届满之日后。

中国建设银行股份有限公司黄石分行已为新冶钢履行认沽权义务提供总额为507,801,600元的不可撤销连带责任担保，该等资金相当于全部履行认沽权义务所需资金的80%。

16、到期后未行权认沽权利的处置：存续期后未行权的认沽权利将予以注销。

三、认沽权利的派发

认沽权利将于2007年2月6日收市后，直接派发到登记在册的全体无限售条件的流通股股东帐户中，认沽权利数量与帐户中大冶特钢股票数量相等。

四、风险因素

1、内在价值发生变化的风险

本次派发的认沽权利的内在价值取决于标的证券大冶特钢股票的市场价格。由于标的证券的市场价格受宏观经济、资本市场、上市公司经营业绩和持续发展能力等多种因素的影响，标的证券的市场价格可能与本认沽权利规定的行权价格有较大差异。如果行权有效期内标的证券价格高于行权价格，那么认沽权利的内在价值可能为零。

2、时效性风险

本次派发的认沽权利的存续期间为1 个月，权利持有人可在权利存续期间内行权。存续期满而未行权的认沽权利将被注销。大冶特钢将严格履行信息披露义务，以提醒投资者关注。

五、发行人概况

（一）发行人及其实际控制人简要情况

1、发行人的基本情况

注册地址：	中国湖北省黄石市黄石大道 316 号
法定代表人：	李松兴
注册资本：	24,183 万美元
营业执照注册号：	企合鄂总字第 003226 号
企业类型：	中外合资经营
经营范围：	生产销售黑色、有色金属材料和相应的工业辅助材料及承接来料加工业务；钢铁冶炼、金属压延加工、钢坯、钢锭、钢材、钢管、球墨铸铁管及管件、焦炭、金属制品制造、机械及仪表电器制造和修理、化工产品（不含危险品和限制类产品）制造和供应。
经营期限：	2004 年 10 月 15 日至 2054 年 10 月 14 日
税务登记号：	420203757045833
股东名称：	盈联有限公司（Yan Link Company Limited） 黄石东方投资有限公司
通讯地址：	中国湖北省黄石市黄石大道 316 号

2、发行人简要财务说明：

	2005年12月31日	2004年12月31日
总资产（万元）	376,373.77	375,529.31
净资产（万元）	233,673.26	207,752.61
净资产收益率（%）	16.51	-3.33
资产负债率（%）	37.91	44.68
	2005年1-12月	2004年1-12月
主营业务收入（万元）	412,058.30	63,989.04
净利润（万元）	38,590.57	-6,925.62

3、湖北新冶钢有限公司的产权控制关系简图：



中信泰富有限公司
100%
GOLDEN CREST COMPANY LTD.
100%
宝泰有限公司
SILVER ASCOT HOLDINGS LTD.
100%
盈联有限公司
100%
95%
中信泰富（中国）投资有限公司
湖北新冶钢有限公司
28.18%
29.95%
大冶特殊钢股份有限公司

4、发行人实际控制人简要情况：

（1）中信泰富有限公司（CITIC Pacific Limited）基本情况

注册地址：　香港中环添美道一号中信大厦三十二楼

法定股本：　港币12亿元

注册号码：　145656

成立日期：　1985年1月8日

经营范围：　业务多元化，侧重于发展在中国大陆和香港两地的基础

建设业务，包括发电、航空、基础设施及信息业。另外从事特钢制造、物业投资及发展以及汽车和消费品的批发及分销。

（2）中信泰富有限公司简要财务说明：

单位：港币

	2005年12月31日	2004年12月31日	2003年12月31日
总资产（百万元）	70,668	59,398	55,726
净资产（百万元）	41,196	38,499	40,799
净资产收益率（%）	9.68	9.18	3.19
资产负债率（%）	41.70	35.18	26.79
	2005年1-12月	2004年1-12月	2003年1-12月
主营业务收入（百万元）	26,564	22,912	26,180
净利润（百万元）	3,989	3,534	1,301

（二）发行人在派发认沽权利前持有标的证券的情况

新冶钢持有的大冶特钢有限售条件流通股股份数量为134,620,000股，占大冶特钢总股本的29.95%。该等股份不存在权属争议、质押和冻结情况。

（三）发行人的或有事项

截至本派发说明书签署日，发行人不存在任何重大不利的或有事项。

（四）发行人对认沽权利的信息披露安排和投资者服务计划

发行人将严格按照《公司法》、《证券法》以及相关法律法规和深交所的相关要求，认真履行信息披露义务，及时公告与本认沽权利相关的信息。

发行人将委派专人负责与本次认沽权利相关的事宜，建立完善的资料保管制度，收集并妥善保管投资者有权获得的资料。

六、标的证券的有关情况

（一）公司基本情况

中文名称	大冶特殊钢股份有限公司
英文名称	DAYE SPECIAL STEEL CO.,LTD
证券简称（代码）	大冶特钢（000708）
行业种类：	黑色金属冶炼及压延加工业
公司注册成立日期	1993年5月

法人代表	蔡星海
董事会秘书	王培熹
证券事务代表	王平国
联系电话	0714－6297373
传真	0714－6297280
邮编	435001
电子信箱	Dytg0708@163.com
注册及办公地址	湖北省黄石市黄石大道316号
股票上市地	深圳证券交易所
主要产品	钢材类
主营业务范围	钢铁冶炼、钢材轧制、金属改制、压延加工、钢铁材料检测。

（二）公司前三年主要会计数据和财务指标

单位：人民币元

项　　目	2005 年	2004 年	2003 年
主营业务收入	4,446,239,395	3,810,099,149	2,149,851,163
净利润	80,367,507	27,014,555	(42,719,149)
总资产	3,173,131,050	4,062,769,929	3,271,775,158
股东权益（不含少数股东权益）	968,479,228	877,497,797	772,577,242
每股收益(全面摊薄)	0.179	0.060	(0.095)
每股净资产	2.155	1.953	1.719
调整后的每股净资产	2.150	1.934	1.616
每股经营活动产生的现金流量净额	0.431	(0.765)	1.686
净资产收益率（%）(全面摊薄)	8.30	3.08	(5.53)

（三）公司目前的股权结构

单位：股

	数量	比例（%）
一、有限售条件的流通股	282,371,216	62.83
社会法人持股	155,750,000	34.65
境外法人持股	126,618,480	28.18
高管股	2,736	
二、无限售条件流通股	167,037,264	37.17
A股	167,037,264	37.17
三、股份总数	449,408,480	100.00

七、认沽权利的行权

1、本次认沽权利的持有人可以于2007年2月7日至2007年3月8日期间内的任何一个交易日内行使认沽权利。

2、本次认沽权利代码： 038009

3、本次认沽权利简称：冶钢XYP1

4、自2006年1月25日发布股权分置改革方案的实施公告至今，大冶特钢未实施过分红、送股及公积金转增股本事项，因此，本次认沽权利行权的价格为每股3.80元。

5、行权期满后，未行权的认沽权利将予以注销。

八、备查文件

（一）大冶特钢股份有限公司股权分置改革说明书（修订稿）

（二）大冶特殊钢股份有限公司股权分置改革相关股东会议决议

（三）大冶特殊钢股份有限公司股权分置改革方案实施公告

（四）中国建设银行股份有限公司黄石分行出具的《履约保证书》

湖北新冶钢有限公司

2007年1月26日

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香港， 二零零七年一月二十六日

公司註冊處
Companies Registry

股份分配申報表
Return of Allotments

(公司條例第 45(1)條)
(Companies Ordinance s.45(1))

表格 Form SC1

RECEIVED
2007 FEB 27 A 9:00
OFFICE OF INTERNATIONAL CORPORATE FINANCE

重要事項 Important Notes

- 填表前請參閱《填表須知》。
  請用黑色墨水列印。
- Please read the accompanying notes before completing this form.
  Please print in black ink.

公司編號 Company Number

145656

1 公司名稱 Company Name

CITIC Pacific Limited
中信泰富有限公司

(註 Note 7) 2 分配股份的日期或始末日期 Date or Period during which Shares were Allotted

	日 DD	月 MM	年 YYYY
由 From	02	01	2007
至 To	12	01	2007

3 本次股份分配的總款額 Totals of this Allotment

	貨幣單位 Currency	款額 Amount
(註 Note 8) 已繳及應繳的總面額 Total Nominal Amount Paid and Payable	HKD	327,600.00
已繳及應繳的溢價總額 [第5A(a) + 5B(a)項] Total Premium Amount Paid and Payable [Sections 5A(a) + 5B (a)]	HKD	16,036,500.00

4 公司自成立爲法團當日起計，累積的已繳股款總額(包括本次分配但不包括溢價) Cumulative Total of Paid-up Share Capital of the Company since Incorporation (Including this Allotment but Excluding Premium)

貨幣單位 Currency	款額 Amount
HKD	878,569,264.00

(註 Note 3) **提交人的資料 Presentor's Reference**

姓名 Name: CITIC Pacific Limited 中信泰富有限公司
地址 Address: 32nd Floor, CITIC Tower, 1 Tim Mei Avenue, Central, Hong Kong
電話 Tel: 2820 2111 傳真 Fax: -
電郵地址 E-mail Address: -
檔號 Reference:

請勿填寫本欄 For Official Use

Your Receipt
Companies Registry
H.K.

29/01/2007 14:52:52

Submission No.:	223055249/1
CR NO.:	0145656
Sh. Form.:	SC1
Revenue Code	Amount(HKD)
08	$16,037.00
Receipt No. Method	Amount(HKD)
232230078426 Chq	$16,037.00
Total Paid	$16,037.00

5 本次股份分配的詳情 Details of this Allotment

A. 現金支付的分配股份 Shares Allotted for Cash

股份類別 Class of Shares	獲分配的股份數目 Number of Shares Allotted	*每股*的面值 Nominal Value of *Each Share*	*每股*已繳及應繳的款額 (包括溢價) Amount Paid and Payable on *Each Share* (Including Premium)		*每股*的溢價款額 Premium on *Each Share*	已繳及應繳的溢價*總*款額 *Total* Premium Paid and Payable (a)
			已繳付 Paid	應繳付 Payable		
Shares	789,000	HKD0.40	HKD19.90	Nil	HKD19.50	HKD15,385,500.00
Shares	30,000	HKD0.40	HKD22.10	Nil	HKD21.70	HKD651,000.00

(註 Note 9)

B. 非現金支付的分配股份 Shares Allotted otherwise than in Cash

股份類別 Class of Shares	獲分配的股份數目 Number of Shares Allotted	*每股*的面值 Nominal Value of *Each Share*	*每股*被視作已繳及應繳的款額 (包括溢價) Amount Treated as Paid and Payable on *Each Share* (Including Premium)		*每股*的溢價款額 Premium on *Each Share*	被視作已繳及應繳的溢價*總*款額 *Total* Premium Treated as Paid and Payable (a)
			已繳付 Paid	應繳付 Payable		
N/A						

(註 Note 10)

分配上述(B)項股份的代價
Consideration for which the Shares in (B) have been Allotted

N/A

6 獲分配股份者的詳情 Details of Allottee(s)

姓名／名稱 Name	地址 Address	各類別股份分配的數目 No. of Shares Allotted by Class 類別 Class Shares	類別 Class
Cai Xing Hai	32/F., CITIC Tower, 1 Tim Mei Avenue, Central, Hong Kong	200,000	
Au Kai Kei	32/F., CITIC Tower, 1 Tim Mei Avenue, Central, Hong Kong	30,000	
Bi Yupu	c/o 32nd Floor, CITIC Tower, 1 Tim Mei Avenue, Central, Hong Kong	500,000	
Ling Dawei	9/F., CITIC Square, 1168 Nanjing Road West, Shanghai, China 200041	89,000	
	各類別股份分配的總數 Total Shares Allotted by Class	819,000	Nil

簽署 Signed :

姓名 Name : Alice Tso Mun Wai

~~董事 Director~~／秘書 Secretary *

日期 Date : 29th January, 2007
日 DD / 月 MM / 年 YYYY

*請刪去不適用者 Delete whichever does not apply

CITIC PACIFIC

CITIC Pacific Limited
中信泰富有限公司

（於香港註冊成立的有限公司）
（股份代號：267）

此乃大冶特殊鋼股份有限公司登載於中華人民共和國深圳證券交易所網頁關於有限售條件的流通股上市公告。大冶特殊鋼股份有限公司爲中信泰富有限公司的附屬公司。

证券代码：000708　　股票简称：大冶特钢　　公告编号：2006-003

大冶特殊钢股份有限公司
有限售条件的流通股上市公告

本公司及其董事会全体成员保证信息披露内容的真实、准确和完整，没有虚假记载、误导性陈述或重大遗漏

重要提示

本次有限售条件的流通股上市数量为 1,140,000 股

本次有限售条件的流通股上市流通日为 2007 年 2 月 8 日

一、股权分置改革方案概述

1、股权分置改革方案要点：

湖北新冶钢有限公司(以下简称新冶钢)承诺赋予流通股股东一项认沽权利：在本次股权分置改革方案实施之日起第十二个月最后一个交易日当日结束后登记在册的全体股东，有权将其持有的全部无限售条件的流通股（合计不超过167,040,000股），在之后三十日内的任何一个交易日内，以每股3.80元的价格出售给新冶钢。上述价格在公司实施现金分红、送股和公积金转增股本时作相应调整。

自股权分置改革方案实施之日起三年内，新冶钢将向股东大会提出向本公司注入价值不低于3亿元，且按前一年度经审计的财务报表计算的净资产收益率不低于10%的优质资产的提案（包括分次向股东大会提议）。如果未能履行上述承诺，则在三年期满之后，向全体无限售条件的股东以货币资金形式安排追加对价，追加对价的金额为该等股东每持有1股获得0.053元。

2、审议通过股权分置改革方案的股东大会届次和日期

2006年1月12日，公司召开了股权分置改革相关股东会议，审议通过了公司股权分置改革的方案。

3、股权分置改革方案实施日：2006年1月25日

二、原非流通股股东在股权分置改革方案中做出的限售承诺及其履行情况

本公司的12家非流通股股东作出的承诺及履行情况如下：

股东名称	承诺的限售期	承诺履行情况
湖北新冶钢有限公司	36个月	履行承诺
中信泰富（中国）投资有限公司	36个月	履行承诺
东风汽车公司	18个月	履行承诺
襄阳汽车轴承股份有限公司	24个月	履行承诺
湖北正智资产管理有限公司	18个月	履行承诺
中国一拖集团有限公司	18个月	履行承诺
中国北车集团北京南口机车车辆机械厂	24个月	履行承诺
无锡市宏裕百货商店	15个月	履行承诺
上海宏成物业有限公司	24个月	履行承诺
北内集团总公司	18个月	履行承诺
无锡市国联投资管理咨询有限公司	24个月	履行承诺
武汉石化石油液化气公司	12个月	履行承诺

三、本次限售股份可上市流通安排

1、本次限售股份可上市流通时间为2007年2月8日

2、本次限售股份可上市流通股份总数为1,140,000股，占限售股份总数的0.4%、无限售股份总数的0.68%和公司股份总数的0.25%。限售股份持有人本次

限售股份可上市流通情况如下：

限售股份持有人名称	持有限售股份数	本次可上市流通股数	本次可上市流通股数占限售股份总数的比例（%）	本次上市流通股数占无限售条件股份总数的比例（%）	本次可上市流通股数占公司股份总数的比例（%）
武汉石化石油液化气公司	1,140,000	1,140,000	0.4	0.68	0.25

四、股份结构变动表

	本次变动前	本次变动数	本次上市后
一、有限售条件的流通股	282,371,216	-1,140,000	281,231,216
社会法人持股	155,750,000	-1,140,000	154,610,000
境外法人持股	126,618,480	0	126,618,480
高管股	2,736	0	2,736
二、无限售条件的流通股	167,037,264	1,140,000	168,177,264
A 股	167,037,264	1,140,000	168,177,264
三、股数总数	449,408,480	0	449,408,480

五、股权分置改革保荐机构核查报告结论性意见

公司股权分置改革聘请的保荐机构为光大证券股份有限公司，该保荐机构根据中国证监会《上市公司股权分置改革管理办法》以及深圳证券交易所《股权分置改革备忘录》等有关规定，对公司有限售条件的流通股上市申请出具了核查意见书，核查意见如下：公司相关股东履行了股改中做出的承诺，上市公司董事会提出的本次有限售条件的流通股上市申请符合相关规定。

六、其他事项

1、公司限售股份不存在垫付对价情形及偿还情况。

2、申请限售股份上市流通的限售股份持有人不存在对公司的非经营性资金占用及公司对该股东的违规担保。

七、备查文件

1、限售股份上市流通申请表

2、保荐机构核查报告

大冶特殊钢股份有限公司

董　事　会

2007年2月3日

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香港，二零零七年二月五日

CITIC PACIFIC

CITIC Pacific Limited
中信泰富有限公司

（於香港註冊成立的有限公司）
（股份代號：267）

此乃大冶特殊鋼股份有限公司登載於中華人民共和國深圳證券交易所網頁關於認沽權利行權可能遭受損失的重要風險提示公告。 大冶特殊鋼股份有限公司爲中信泰富有限公司的附屬公司。

证券代码：000708　　股票简称：大冶特钢　　公告编号：2007-004

大冶特殊钢股份有限公司董事会
关于认沽权利行权可能遭受损失的重要风险提示公告

本公司及其董事会全体成员保证信息披露内容的真实、准确和完整，没有虚假记载、误导性陈述或重大遗漏

近日，公司的第一大股东湖北新冶钢有限公司（以下简称新冶钢）在履行股权分置改革的相关承诺时，部分投资者不理解认沽权利的含义，混淆了认沽权利与认沽权证的概念。现有必要作如下说明：

一、认沽权利行权的含义。新冶钢本次派发的认沽权利不同于认沽权证。由于该认沽权利不上市交易，投资者发出申报指令就意味着行权。2007 年 2 月 7 日至 3 月 8 日，是该认沽权利的行权日。在此期间，每行使 1 份认沽权利，就是

以 3.80 元的价格卖出 1 股公司股票给新冶钢。

二、**行权可能遭受损失**。鉴于近期公司股票的价格远远高于每股 3.80 元，如在此期间按行权价行权，投资者即时产生损失。例如，本公告发布前一个交易日（2007 年 2 月 8 日），公司股票的收盘价为 7.98 元，若投资者每行权 1 份，1 股公司股票将被出售，就是将市值为 7.98 元的股票以每股 3.80 元的价格卖给新冶钢，导致投资者每股损失 4.18 元。

三、**建议不要行权**。从维护公司投资者的利益出发，公司董事会特别提醒持有认沽权利的投资者应慎重行权。虽然新冶钢赋予流通股股东行权的权利，但根据目前股票市价的情况，建议投资者在股价高于 3.80 元的情况下不要行权，以免遭受损失。

咨询电话：0714-6297373　0714-6297235

特此公告。

大冶特殊钢股份有限公司

董　事　会

2007 年 2 月 8 日

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香港， 二零零七年二月八日

Monthly Return On Movement of Listed Equity Securities
For the month ended 31st January, 2007

To : The Listing Division of The Stock Exchange of Hong Kong Limited
CC: The Research & Planning Department of The Stock Exchange of Hong Kong Limited

From : CITIC Pacific Limited
(Name of Company)

Alice Tso Mun Wai — Tel No.: 2820-2111
(Name of Responsible Official)

Date : 9th February, 2007

(A) Information on Types of Listed Equity Securities :
(please tick wherever applicable)

1. Ordinary shares :
2. Preference shares :
3. ✓ Other classes of shares : please specify : shares
4. Warrants : please specify :

(B) Movement in Authorised Share Capital:

	No. of ~~ordinary~~ shares/ ~~Preference shares/ other classes of shares~~	Par Value (HK$)	Authorised Share Capital (HK$)
Balance at close of preceding month	3,000,000,000	0.40	1,200,000,000
Increase/(Decrease) (EGM approval date):)	---	—	---
Balance at close of the month	3,000,000,000	0.40	1,200,000,000

(C) Movement in Issued Share Capital:

	No. of ~~Ordinary~~ shares	No. of Preference shares	No. of other classes of shares
Balance at close of preceding month:	2,195,604,160	—	---
Increase/(~~Decrease~~) during the month	4,319,000	—	---
Balance at close of the month :	2,199,923,160	—	---

(D) Details of Movement :

* please delete and insert 'N/A' wherever inapplicable

TYPE OF SECURITIES	SECURITIES IN ISSUE AT CLOSE OF PRECEDING MONTH	MOVEMENT DURING THE MONTH			SECURITIES IN ISSUE AT CLOSE OF THE MONTH	IN NO. OF NEW SHARES ARISING THEREFROM
SHARE OPTIONS* Type	No. of Options	Granted	Exercised	Cancelled	No. of Options	
1.________ Exercise price: HK$ ______ 2.________ Exercise price: HK$ ______	Please refer to the attached sheet.					--
WARRANTS* Date of Expiry N/A	Nominal Value (HK$)	Exercised (HK$)			Nominal Value (HK$)	
1.________ Subscription price: HK$ ______ 2.________ Subscription price: HK$ ______						
CONVERTIBLES* Class N/A	Units	Converted (Units)			Units	
________ Convertible price: HK$______						
OTHER ISSUES OF SHARES* N/A						
Rights Issue	Price :	Issue and allotment Date :				
Placing	Price :	Issue and allotment Date:				
Bonus Issue		Issue and allotment Date:				
Scrip Dividend		Issue and allotment Date :				
Repurchase of share		Cancellation Date :				
Redemption of share		Redemption Date :				
Consideration issue	Price:	Issue and allotment Date :				
Others (please specify)	Price:	Issue and allotment Date :				

Total No. of ordinary shares/~~preference shares/other classes of shares~~ increased/(~~decreased~~) during the month: 4,319,000

Remarks : ____________________

Authorised Signatory:

Name : Alice Tso Mun Wai
Title : Company Secretary

Note:
All information contained in this form may be reproduced and provided to other information vendors or users of market data at the sole discretion of the Stock Exchange without prior notification to the company/issuer.

(D) Details of Movement :

SHARE OPTIONS Type	SECURITIES IN ISSUE AT CLOSE OF PRECEDING MONTH	MOVEMENT DURING THE MONTH			SECURITIES IN ISSUE AT CLOSE OF THE MONTH	IN NO. OF NEW SHARES ARISING THEREFROM
	No. of Options	Granted	Exercised	Cancelled	No. of Options	
1. CITIC Pacific Share Incentive Plan 2000 Exercise price: HK$18.20	7,340,000	--	3,000,000	--	4,340,000	3,000,000
2. CITIC Pacific Share Incentive Plan 2000 Exercise price: HK$19.90	9,819,000	--	1,289,000	--	8,530,000	1,289,000
3. CITIC Pacific Share Incentive Plan 2000 Exercise price: HK$22.10	14,330,000	--	30,000	--	14,300,000	30,000

CITIC PACIFIC

CITIC Pacific Limited
中信泰富有限公司

（於香港註冊成立的有限公司）
（股份代號：267）

此乃大冶特殊鋼股份有限公司登載於中華人民共和國深圳證券交易所網頁關於認沽權利行權可能遭受損失的重要風險提示公告。 大冶特殊鋼股份有限公司爲中信泰富有限公司的附屬公司。

证券代码：000708　　股票简称：大冶特钢　　公告编号：2007-005

大冶特殊钢股份有限公司董事会
关于认沽权利行权可能遭受损失的重要风险提示公告

本公司及其董事会全体成员保证信息披露内容的真实、准确和完整，没有虚假记载、误导性陈述或重大遗漏

近日，公司的第一大股东湖北新冶钢有限公司（以下简称新冶钢）在履行股权分置改革的相关承诺时，部分投资者不理解认沽权利的含义，混淆了认沽权利与认沽权证的概念。现有必要作如下说明：

一、认沽权利行权的含义。新冶钢本次派发的认沽权利不同于认沽权证。由于该认沽权利不上市交易，投资者发出申报指令就意味着行权。2007 年 2 月 7 日至 3 月 8 日，是该认沽权利的行权日。在此期间，每行使 1 份认沽权利，就是以 3.80 元的价格卖出 1 股公司股票给新冶钢。

二、行权可能遭受损失。鉴于近期公司股票的价格远远高于每股 3.80 元，如在此期间按行权价行权，投资者即时产生损失。例如，本公告发布前一个交易日（2007 年 2 月 12 日），公司股票的收盘价为 7.92 元，若投资者每行权 1 份，1 股公司股票将被出售，就是将市值为 7.92 元的股票以每股 3.80 元的价格卖给新冶钢，导致投资者每股损失 4.12 元。

三、建议不要行权。从维护公司投资者的利益出发，公司董事会特别提醒持有认沽权利的投资者应慎重行权。虽然新冶钢赋予流通股股东行权的权利，但根据目前股票市价的情况，建议投资者在股价高于 3.80 元的情况下不要行权，以免遭受损失。

咨询电话：0714-6297373　0714-6297235

特此公告。

大冶特殊钢股份有限公司

董　事　会

2007 年 2 月 13 日

****

完

香港， 二零零七年二月十三日

END